Exhibit 99.1

A.D.A.M., Inc. Announces First Quarter Results

Atlanta, GA — May 13, 2002 — A.D.A.M., Inc. (Nasdaq: ADAM) today announced financial results for the first quarter ended March 31, 2002.

Revenues for the March 2002 quarter were $2,108,000 compared to revenues of $2,076,00 in the March 2001 quarter, an increase of approximately 1.5%. The Company reported a net loss for the March 2002 quarter of ($230,000) or ($.03) per fully diluted share as compared to net income of $44,000 or $0.01 per fully diluted share in the March 2001 quarter.

While first quarter results were in line with the Company’s previous guidance, A.D.A.M. does not expect full-year results for 2002 to meet previous forward looking guidance of $0.15 to $0.20 earnings per share for 2002.  The Company attributes the change in this forward looking guidance to a slower than anticipated sales cycle, lost and slower contract accumulation related to recent acquisitions, pricing pressure from competitors and general economic conditions.  The Company believes, however, it is well positioned to outperform its peer companies in the consumer health information field and that its continued investment in sales and marketing should lead to growing revenues and eventual profits, just not in the timeframe previously predicted.

“We believe A.D.A.M.’s core business remains on solid ground. We continue to execute on our strategic objectives with increased investments in sales and marketing resulting in a healthy sales funnel of new opportunities, growth through acquisition, and the development of world-class products and technology,” said Bob Cramer, Chairman and CEO. “While we may have been over optimistic at the rate at which we could secure new business in healthcare, we believe we have a strong pipeline. Yet, the timeframe for closing business has lengthened. In a recurring revenue model like ours, if we do not close business early in the year, it is difficult to make that up during 2002.  Nevertheless, A.D.A.M. is in a strong position to lead what we believe will be the inevitable consolidation of the consumer health information industry, and we look forward to providing further supporting evidence in the next few quarters.”

Highlights for the First Quarter

•      Completed acquisition of Nidus Information Services, Inc., publishers of the WELL-CONNECTED™ patient education report library, A.D.A.M.’s second acquisition in less than six months

•      Secured multi-year license agreement with Tenet Healthcare, A.D.A.M.’s most significant agreement with a hospital provider to date

•      Completed five additional hospital contracts and launched beta site of A.D.A.M.’s new health content platform due for launch in the second quarter of 2002

•      Completed important renewal agreements with the National Library of Medicine, Cox Interactive Media, Avera, and Yahoo! Health

•      Replaced more than $450,000 in lost licensing revenues recognized in the same period last year through acquisitions and organic growth

•      Expanded A.D.A.M.’s sales reach with a strategic alliance with MedSeek, Inc., a leading developer of websites for healthcare, to provide health content

As of March 31, 2002, the Company had approximately $3.5 million in cash as compared to approximately $2.9 million at December 31, 2001.  The Company had positive cash flow from operations of $935,000 for the first quarter ended March 31, 2002.

Forward-Looking Statements

Except for historical information, all of the statements, expectations and assumptions contained in this press release are forward-looking statements. These statements, especially revenue and net income forecasts, involve a number of risks and uncertainties that could cause actual results, performance or developments to differ materially.  Factors that could affect the company’s actual results, performance or developments include general economic conditions, development of the Internet as a source of health information, pricing actions taken by competitors, demand for the company’s health information, regulatory changes, and other laws that impact how the company conducts its business.  A.D.A.M. disclaims any obligation or duty to update or correct any of its forward-looking statements.

About A.D.A.M., Inc.

Headquartered in Atlanta, A.D.A.M., Inc. (NASDAQ: ADAM - news) is a leading publisher of interactive, visually engaging health and medical information for healthcare organizations, medical professionals, consumers and students. A.D.A.M. products contain physician-reviewed text, graphics produced in-house by medically trained illustrators, and multimedia interactivity to create health information solutions that offer a unique ``visual learning’’ experience in both the healthcare and education markets.

A.D.A.M. is a founding member of Hi-Ethics, a coalition of the most widely referenced health websites and information providers committed to developing industry standards for the quality of consumer health information.

For further information, contact:

Kevin Noland

A.D.A.M., Inc.

770-980-0888

ksnoland@adamcorp.com

A.D.A.M., Inc.

Statements of Operations

(in thousands, except per share data)

(unaudited)

	Three Months Ended March 31,
	2002	2001
Total net revenues	$2,108	$2,076

Operating expenses:
Cost of revenues	285	139
General and administrative	438	588
Product and content development	655	517
Sales and marketing	687	577
Depreciation and amortization	242	156

Total operating expenses	2,307	1,977

Operating income (loss)	(199)	99

Interest income (expense), net	24	12
Realized loss on sale of investment securities	—	(18)

Income (loss) before losses from affiliate	(175)	93

Losses from affiliate	(55)	(49)

Net income (loss)	$(230)	$44

Basic net income (loss) per common share	$(0.03)	$0.01

Basic weighted average number of common shares outstanding	7,180	6,195

Diluted net income (loss) per common share	$(0.03)	$0.01

Diluted weighted average number of common shares outstanding	7,180	6,220

	Summary Balance Sheet Data
	3/31/2002	12/31/2001
Cash and short term investments	$3,556	$2,939
Accounts receivable–net	1,480	1,949
Total current assets	5,766	5,436
Goodwill	2,143	1,474
Total assets	11,364	9,861
Deferred revenue	2,047	1,621
Total liabilities	3,186	2,688
Shareholders' equity	8,178	7,173
Working capital	2,582	2,748